SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2002

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into English)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. dated October 16, 2002 announcing expected results for the third quarter of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: October 22, 2002	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

	By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

	By:	/s/ J.P. Cleaver, Jr.

Name: J.P. Cleaver, Jr.
Title: Member of the Management Board

FOR IMMEDIATE RELEASE
	Contact:	Tom L. Schram Director of Investor Relations Van der Moolen Holding NV +31 (0)20-535-6789 -or- Jeff Zelkowitz (Investor Relations) Patricia Zafiriadis (Media Relations) Taylor Rafferty +1 212-889-4350

Amsterdam, October 16, 2002

PRESS RELEASE

Van der Moolen expects third quarter net income of approximately € 17.2 million

Van der Moolen, a specialist and market maker on leading U.S. and European equity, option and fixed income markets, announces that it expects net income from ordinary activities under Dutch GAAP for the third quarter of 2002 to be approximately€ 17.2 million. This compares to € 16.9 million in the second quarter of this year and to € 19.2 million in the third quarter of 2001. On November 7, 2002, we will issue detailed Dutch GAAP financial information regarding our results for the quarter as well as selected US GAAP figures.

Total revenues in the third quarter were roughly at the same level as in the second quarter of the current year. The earnings of our American options trading activities improved relative to the second quarter of 2002, but revenues remained slightly negative.

F.M.J. (Fred) Böttcher, CEO of Van der Moolen remarked: “Our specialist and market making operations on the NYSE and on the European equity exchanges developed in line with volume and volatility in those markets, with July in particular producing outstanding results. Despite the measures we have already taken to improve our U.S. option activities, they did not yet make a positive revenue contribution in the third quarter”.

For more information on Van der Moolen, please consult: www.vandermoolen.com.

Announcement
On Thursday, November 7, 2002, Van der Moolen will hold a conference call for analysts at 4:00 PM Amsterdam time, which will be broadcast over www.vandermoolen.com. For more information, please contact: Taylor Rafferty Associates, Karen Wagner, telephone: + 1 (212) 889 4350.

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Van der Moolen trades on the important equity and derivatives exchanges of the United States and Europe. As anall systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume. Van der Moolen’s traders execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
Van der Moolen’s shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM). The share price in Amsterdam can be followed on www.vandermoolen.com.

Disclaimer:
 Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically our most recent annual report filing on Form 20-F, which identifies important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law. Readers should note that we do not expect to issue US GAAP earnings guidance.

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